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                                                                     Exhibit A5I
Rider -- Supplemental Term Insurance Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Term Insurance Benefit. Penn Mutual also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Term Insurance Benefit--Penn Mutual will pay the Term Insurance Benefit upon receipt of due proof of the death of the Insured while this agreement is in force. The amount of the Term Insurance Benefit is the Specified Amount for Term Insurance as shown in the Policy Specifications. The amount of the Term Insurance Benefit may not at any time exceed four times the Specified Amount for this policy.

The Term Insurance Benefit payable on the death of the Insured will be paid to the beneficiary in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, Penn Mutual will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by Penn Mutual, but will not be less than a rate of 3% per year compounded annually.

Suicide Exclusion--If the Insured dies by suicide within two years from the effective date of this agreement, the Term Insurance Benefit will be limited to the cost of such benefit.

If the Insured dies by suicide within two years from the effective date of any increase in the Specified Amount for Term Insurance, the Term Insurance Benefit with respect to that increase will be limited to the cost for that increase.

Change in Specified Amount--The Specified Amount for Term Insurance may be changed subject to the following conditions:

(1) Any change in the Specified Amount for Term Insurance must be at least
    $5,000.
(2) Any increase in the Specified Amount for Term Insurance must be applied for on a written application provided by Penn Mutual. Evidence of insurability satisfactory to Penn Mutual must be provided.
(3) The Specified Amount for Term Insurance may not be increased to an amount which is greater than four times the Specified Amount for this policy.
(4) Any increase in the Specified Amount for Term Insurance must be accompanied by an increase at the same time in the Specified Amount for this policy in an amount equal to one-fourth of the increase in the Specified Amount for Term Insurance.
(5) No increase in the Specified Amount for Term Insurance may be made after the policy anniversary nearest to the Insured's 70th birthday.
(6) The Specified Amount for Term insurance may not be decreased to less than $5,000.
(7) Any decrease in the Specified Amount for Term Insurance will successively decrease, in reverse order, the most recent increases, if any.

Monthly Deduction--While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the sum of:

(a) the Cost of Insurance for the policy month for the Term Insurance Benefit under this agreement;

(b) the Cost of Insurance for the policy month for Waiver of Monthly Deduction for this agreement if a Waiver of Monthly Deduction Agreement is attached to this policy;
(c) a monthly charge of $0.10 per $1,000 of Specified Amount for Term Insurance for the first 12 months following the effective date of this agreement; and
(d) a monthly charge of $0.10 for each $1,000 of increase in the Specified Amount for Term Insurance for the first 12 months following the effective date of such increase.

Cost of Insurance--The Cost of Insurance for the term insurance under this agreement is determined on a monthly basis. It is calculated as (a) multiplied by (b) where:

(a) is the Cost of Insurance Rate for Term Insurance applicable to this policy, and
(b) is the Specified Amount for Term Insurance under this agreement.

The Cost of Insurance Rate for Supplemental Term Insurance is based on the attained age and rate class of the Insured. Cost of Insurance Rates will be determined by Penn Mutual based on expectations as to future experience. However, these rates will not exceed those shown for the policy in the Additional Policy Specifications.

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Supplemental Term Insurance Agreement (continued)

Computation of Values--Reserves for this agreement are based on the 1980 CSO-SB or 1980 CSO-NB Mortality Tables, Age Nearest Birthday. Interest is at a rate of 4% per year compounded annually.

All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Incontestability--This agreement will be incontestable after it has been in force during the life of the Insured for two years from the effective date.

This agreement will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of the Insured for two years from the effective date of the reinstatement.

Termination of Agreement--This agreement will terminate upon:

(a) the policy anniversary nearest to the Insured's 95th birthday;
(b) lapse of this policy;
(c) surrender of this policy; or
(d) the Monthly Anniversary that coincides with or next follows (i) receipt by Penn Mutual of a written request by the Owner to terminate this agreement, and (ii) return of this policy for appropriate endorsement.

Effective Date--The Effective Date of this agreement is the same as the Date of Issue of this policy unless another effective date is shown below.


/s/ Robert E. Chappell
    ---------------------------
    Robert E. Chappell
    Chairman and
    Chief Executive Officer